SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2016
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission file number 1-12084

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
LIBBEY INC. RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Libbey Inc.
300 Madison Ave.
Toledo, Ohio 43604

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:
1. Financial Statements

•	Report of Independent Registered Public Accounting Firm

•	Statements of Net Assets Available for Benefits as of December 31, 2016 and December 31, 2015

•	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2016

•	Notes to Financial Statements

•	Supplemental Schedule — H, Line 4i Schedule of Assets (Held at End of Year)
2. Exhibits

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBBEY INC. RETIREMENT SAVINGS PLAN

Libbey Inc. Employee Benefits Committee Plan Administrator

Dated:	June 27, 2017	By:	/s/ Carol L. Summersgill
Carol L. Summersgill
Chairman Employee Benefits Committee

		By:	/s/ James C. Burmeister
James C. Burmeister
Vice President and Chief Financial Officer of Libbey Inc.

Libbey Inc. Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Libbey Inc. Employee Benefits Committee and Participants of
Libbey Inc. Retirement Savings Plan
Toledo, OH

We have audited the accompanying statements of net assets available for benefits of the Libbey Inc. Retirement Savings Plan (the "Plan") as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2016 the Plan retrospectively adopted Financial Accounting Standards Board Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) and ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965).

The supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Detroit, Michigan
June 27, 2017

Libbey Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets
Investments at fair value	$101,903,917	$99,695,754
Notes receivable from participants	1,547,068	1,700,010
Net assets available for benefits	$103,450,985	$101,395,764

See accompanying notes to the financial statements.

Libbey Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

Additions
Investment income:
Interest and dividends	$3,639,148
Net appreciation in fair value of investments	2,640,902
Total investment income	6,280,050

Interest income on notes receivable from participants	68,697
Contributions:
Participants	4,286,014
Employer	2,542,422
Total contributions	6,828,436

Total additions	13,177,183

Deductions
Participant withdrawals or benefits paid directly to participants	(11,121,555)
Expenses	(65,049)
Total deductions	(11,186,604)

Net increase in assets available for benefits prior to transfer	1,990,579

Net transfer from Libbey Inc. Supplemental Retirement Plan	64,642

Net increase in assets available for benefits	2,055,221

Net assets available for benefits:
Beginning of year	101,395,764
End of year	$103,450,985

See accompanying notes to the financial statements.

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2016

1. Description of Plan

General

The Libbey Inc. Retirement Savings Plan (the Plan) was adopted by Libbey Inc. (the Company) for the benefit of eligible salary and non-union hourly employees. The Plan was amended and restated on January 28, 2013 which was effective as of January 1, 2013.

The Plan is a defined contribution plan that provides eligible employees the opportunity to make pretax and/or after-tax contributions, in specific percentages, within guidelines established by the Libbey Inc. Employee Benefits Committee (the Committee). The Plan is administered by the Committee, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participant contributions are limited to 50% of their eligible wages and are immediately 100% vested. Contributions are allocated at the participant’s discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of eligible compensation to be contributed, and any such changes shall be effective as soon as administratively feasible.

The Company contributes to the Plan on behalf of each participant an amount equal to 100% of the participant’s first 6% of pretax contributions not to exceed 6% of the participant’s eligible compensation. Company matching contributions are allocated to investments based on the participant’s deferral elections. Company matching contributions are immediately 100% vested. The Plan automatically enrolls newly eligible participants; however, participants can elect to opt out of automatic enrollment.

Within certain limitations of the Internal Revenue Code (IRC), a participant may also transfer into the Plan by making a rollover contribution from another qualified plan.

Participants may transfer their existing fund balances among the various investment funds daily, with some limitations.

The above information is intended as a general description of the Plan’s operating guidelines. Reference should be made to the plan document for more specific provisions, including benefit payments.

A Plan amendment was executed in 2016 pertaining to loans and withdrawals. It stated that funds would be removed on a prorated basis from the various fund sources in a participant's account.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, the entire interest of each participant’s account is distributed to the participants.

Assets in Trust

Through May 31, 2015, all of the assets of the Plan were held by the Trustee, JP Morgan Chase Bank, N.A. (JP Morgan). On June 1, 2015, Great-West Trust Company, LLC became the Plan's Trustee, with JP Morgan becoming the sub-custodian of the Libbey stock fund (through May 20, 2016). This change occurred as a result of Great-West Financial acquiring the JP Morgan Retirement Plan Services large-market record keeping business late in 2014. Great-West Financial Retirement Plan Services branded the record keeping business as Empower Retirement, and the Plan utilizes these record keeping services. Effective May 21, 2016, the Bank of New York Mellon became the sub-custodian of the Libbey stock fund.

Investments

Participants may direct the investment of their contribution, the Company's matching contribution and their account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily,

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

within certain limitations. The Plan offers over 25 different mutual funds across several asset categories including US and International equities and fixed income funds, through nine registered investment companies, and Company stock.

Distributions of Benefits

Distribution of vested benefits may be made upon the occurrence of any one of the following:

•	In-service withdrawal on or after attainment of age 59-1/2;

•	Total and permanent disability, as defined in the Plan, of the participant;

•	Death of the participant;

•	Termination of employment; or

•	Financial hardship that complies with IRS regulations.

Benefits due upon death are generally paid in a lump sum or installments. Death benefits are based on amounts in the participants’ accounts. Benefits due upon termination, withdrawal, or disability are paid in a lump sum or installments, as applicable, and are based on vested amounts in the participants’ accounts.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contributions and their respective share of investment fund earnings (losses) and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the value of the participant's account.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Payment of Benefits

Benefit payments to participants are recorded when paid. There were no participants, who elected to withdraw from the Plan, but had not yet been paid at December 31, 2016.

Investment Valuation and Income Recognition

Except for the JP Morgan Stable Asset Income Fund, the Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.
The Plan holds indirect investments in fully benefit-responsive investment contracts through the JP Morgan Stable Asset Income Fund. With the adoption of ASU 2015-12 in 2016 (see "New Accounting Standards" below), investment contracts are to be reported at contract value. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits and the statement of changes in net assets available for benefits are prepared using the contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

Company Stock

At December 31, 2016 and 2015, the Plan held $8,275,782 and $10,372,880, respectively, of Libbey Inc. common stock which represented approximately 8% and 10%, respectively, of net assets available for benefits. Dividends paid or deemed paid constitute applicable dividends per the IRC. During the year ended December 31, 2016, the Plan received dividend income of $219,479 from Libbey Inc.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares per provisions of the Plan. Participants have the same voting rights in the event of a tender or exchange offer.

Per provisions of a 2015 Plan amendment, the Company implemented a 20% limit on investments in Libbey Inc. common stock on July 1, 2016, to ensure portfolio diversity. Any contribution amount over 20% is redirected to the Plan's default fund, the JP Morgan SmartRetirement target date funds, based on the participant's age. A maximum of 20% of each participant's account balance can be invested in Company stock. The participant is unable to transfer additional investments into the stock fund if Libbey Inc. stock is more than 20% of the participant's account balance, or would be more than 20% as a result of the transfer. In addition, there is a 20% cap on future contributions to purchase Company stock. At implementation on July 1, 2016, participants were not required to sell any shares of Libbey Inc. common stock greater than 20% of their account balance.

Plan Expenses

The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan's provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Transfers

Along with the Plan, the Company sponsors a defined contribution plan for union hourly employees. If employees change their status during the year, their account balances are transfered into the Libbey Inc. Supplemental Retirement Plan.

Excess Contributions Payable

The Plan is required to re-characterize or return contributions received during the Plan year in excess of the IRC limits.

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

New Accounting Standards

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value (NAV) as a practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate NAV per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the NAV as a practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. We adopted ASU 2015-07 as of January 1, 2016. The guidance was applied retrospectively and impacted the presentation of assets that use NAV as a practical expedient (see Note 3). There were no effects on the statements of net assets available for benefits or the changes therein.

In July 2015, the FASB issued Accounting Standards Update 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) (ASU 2015-12). The amendments in Part I of ASU 2015-12 eliminated the requirements that employee benefit plans measure the fair value of fully benefit–responsive investment contracts and provide the related fair value disclosures, rather these contracts are to be measured and disclosed only at contract value. The amendments in Part II of ASU 2015-12 require plans to disaggregate their investments measured using fair value only by general type, either on the financial statements or in the notes. Part II also eliminated the requirement to disclose the net appreciation (depreciation) in fair value of investments by general type and the requirements to disclose individual investments that represent 5% or more of net assets available for benefits. The amendments in ASU 2015-12 are effective for reporting periods beginning after December 15, 2015, with retrospective application to all periods presented. We adopted ASU 2015-12 as of January 1, 2016. Parts I and II are reflected in the statements of assets available for benefits and in the notes to the financial statements. The adoption resulted in the reclassification of the adjustment from fair value to contract value for fully benefit-responsive investment contracts totaling $5,868, in the statements of net assets available for benefits. Certain historical disclosures that are no longer required were removed.

Reclassifications

As a result of adopting ASU 2015-07 and ASU 2015-12 as of January 1, 2016, certain amounts in the prior year financial statements have been reclassified to conform to the presentation used in the year ended December 31, 2016.

3. Fair Value Measurements

In accordance with ASC 820, Fair Value Measurement, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

•	Level 1 — Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

•
Level 2 — Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•
Level 3 — Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan:

•	Registered investment companies: Valued at quoted market prices, which represent the NAV of shares held by the Plan at year-end.

•	Common stock: Valued at the closing price reported in the active market in which the individual securities are traded.

•
Common collective trusts: Valued at the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding.

There have been no changes in the methodologies used at December 31, 2016 and 2015. For the year ended December 31, 2016, there were no transfers between levels.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis as of December 31, 2016 and 2015 (Level 1, 2, and 3 inputs are defined above) are as follows:

	Fair Value Measurements Using Input Type December 31, 2016
	Level 1	Level 2	Level 3	Total
Registered investment companies	$86,320,615	$—	$—	$86,320,615
Libbey Inc. common stock	8,275,782	—	—	8,275,782
Total investments in the fair value hierarchy	$94,596,397	$—	$—	94,596,397
Common collective trust measured at NAV (a)				7,307,520
Total investments				$101,903,917

	Fair Value Measurements Using Input Type December 31, 2015
	Level 1	Level 2	Level 3	Total
Registered investment companies	$71,007,949	$—	$—	$71,007,949
Libbey Inc. common stock	10,372,880	—	—	10,372,880
Total investments measured at fair value	$81,380,829	$—	$—	81,380,829
Common collective trusts measured at NAV (a)				18,314,925
Total investments				$99,695,754
___________________________________

(a)
Represents investments in common collective trusts. The JP Morgan Stable Asset Income Fund invests in high quality fixed income portfolios combined with investment contracts called “benefit responsive wraps” issued by other insurance companies. There are no unfunded commitments at December 31, 2016. The Plan terminated its interest in the BlackRock Equity Index Fund without penalty during 2016. The Plan may terminate its interest in the JP Morgan Stable Asset Income Fund at any time as long as the funds will not be invested in an investment option determined by JPMorgan Chase Bank, N.A. to be a competing fund. Complete or partial withdrawals must be given in writing not less than 30 days prior to the valuation date, upon which the withdrawal is to be effected, and such withdrawals shall be paid at the lesser of book or market value, as determined by the fund (see Note 2). As previously discussed in Note 2, the JP Morgan Stable Asset Income Fund is presented at fair value which is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

4. Notes Receivable from Participants

The Plan permits participants to borrow up to a maximum of $50,000, or 50%, of their investment balance once their investment balance reaches $1,000. Loans are made subject to certain conditions and limitations specified in the plan document and are repaid in semimonthly or weekly installments, including interest, over periods of between one to five years or up to 10 years for the purchase of a primary residence. A participant is entitled to a maximum of two loans; however, the loans must be initiated 12 months apart. Participant loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participants’ behalf in accordance with their current choice of investment options. If a participant terminates employment from the Company, the participant must make arrangements with the record keeper to pay off the loan, otherwise it will be treated as a distribution to the participant after 90 days.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 1, 2014, stating that the Plan is qualified under Section 401(a) of the IRC and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore, believes the Plan is qualified and the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2013.

6. Related-Party Transactions

As described in Note 2, the Plan invests in Libbey Inc. common stock. In addition, certain plan investments are shares of mutual funds managed by the former Trustee and shares of mutual funds managed by Harbor Capital Advisors, the investment advisors of various defined benefit pension plans of the Company. The investments in Libbey Inc. common stock and mutual funds managed by the former Trustee and Harbor Capital Advisors qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

8. Reconciliation Between Financial Statements and Form 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015 is as follows:

Net assets available for benefits per the financial statements	$101,395,764
Adjustment for presentation of JP Morgan Stable Asset Income Fund	(5,868)
Net assets available for benefits per the Form 5500	$101,389,896

The following is a reconciliation of the increase in net assets available for benefits prior to transfer per the financial statements to the Form 5500 for the year ended December 31, 2016:

Net increase in assets available for benefits prior to transfer per the financial statements	$1,990,579
Adjustment for presentation of JP Morgan Stable Asset Income Fund	5,868
Total net income per the Form 5500	$1,996,447

Supplemental Schedule
Libbey Inc. Retirement Savings Plan
EIN 34-1559357   Plan #001
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2016

Identity of Issuer, Borrower, Lessor or Similar Party and Description of Investment	Number of Shares/Units or Rate of Interest		Current Value

Registered investment companies:
Harbor*
International Fund	108,360	shares	$6,329,328
Capital Appreciation Fund	102,392	shares	5,716,556
Invesco Small Capital Growth Fund	121,263	shares	4,400,642
Dodge & Cox Stock Fund	76,119	shares	14,028,811
Cohen & Steers Realty Shares Fund	28,668	shares	1,237,871
Dimensional
DFA U.S. Small Cap Value	2,695	shares	100,772
DFA U.S. Small Cap	126,094	shares	4,267,011
DFA Emerging Markets Value	12,988	shares	311,066
JP Morgan*
High Yield Fund	121,735	shares	894,753
SmartRetirement 2015 Fund	27,395	shares	477,497
SmartRetirement 2020 Fund	152,676	shares	2,769,549
SmartRetirement 2025 Fund	132,547	shares	2,326,203
SmartRetirement 2030 Fund	162,177	shares	3,057,031
SmartRetirement 2035 Fund	73,680	shares	1,332,134
SmartRetirement 2040 Fund	61,432	shares	1,190,553
SmartRetirement 2045 Fund	74,087	shares	1,358,761
SmartRetirement 2050 Fund	55,729	shares	1,020,950
SmartRetirement 2055 Fund	10,124	shares	205,824
SmartRetirement Income Fund	37,006	shares	644,645
100% U.S. Treasury Money Market Fund	2,458,901	units	2,458,901
American Funds Growth Fund of America	132,694	shares	5,573,140
Federated Total Return Bond	453,603	shares	4,889,837
Vanguard
Inflation-Protected Securities Fund	107,133	shares	2,729,744
Total Bond Market Index Fund	319,317	shares	3,400,723
FTSE All-World ex-US Index	57,475	shares	5,001,445
Institutional Index Fund	51,989	shares	10,596,868
Common collective trusts:
JP Morgan* Stable Asset Income Fund	16,426	shares	7,307,520
Common stock:
Libbey Inc.* common stock	425,271	shares	8,275,782
Total investments			101,903,917

Participant Loans*	Interest rates ranging from 4.25% to 9.25% with latest maturity date of June 27, 2026		1,547,068
Net Assets			$103,450,985
___________________________________
* Indicates a party-in-interest to the Plan.